MERUS LABS INTERNATIONAL INC.

MERUS COMPLETES CAD$10,000,800 BOUGHT DEAL
COMMON SHARE FINANCING

Toronto, May 29, 2012 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX:MSL, NASDAQ:MSLI] is pleased to announce that it has completed its previously announced bought deal financing. A syndicate of underwriters (the “Underwriters”) purchased, pursuant to a short form prospectus, 5,556,000 common shares (the “Common Shares”) of the Company at a price of CAD$1.80 per Common Share (the “Offering Price”) for gross proceeds of CAD$10,000,800 (the “Underwritten Offering”).

The proceeds from the financing are expected to be used by the Company for acquisitions of, or investments in pharmaceutical products that compliments the Company’s business and for general corporate purposes.

The Common Shares offered have not been registered under the U.S. Securities Act of 1933, as amended, (the "U.S. Securities Act"), or any applicable state securities laws of the United States and may not be offered or sold in the United States or to, or for the account or benefit of "U.S. persons" (as defined in Regulation S of the U.S. Securities Act) absent such registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by introduction of a focused marketing and promotion plan.

Forward-Looking Information

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements in this news release include those regarding the Company’s proposed use for the proceeds of the Offering. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: satisfy the requirements of the regulatory authorities with respect to the Offering; the economy generally; competition; and anticipated and unanticipated costs. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, market factors, inability to satisfy conditions to the Offering (including regulatory approvals), and risks that are inherent in Merus' operations. These and other risks are described in the Company's Final Short Form Prospectus dated May 18, 2012, Annual Report and other filings on www.sedar.com and with the Securities and Exchange Commission. While the Company anticipates that subsequent events and developments may cause its views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

Dr. Ahmad Doroudian, Chief Executive Officer
Merus Labs International Inc.
Tel: (604) 805 7783
adoroudian@meruslabs.com

Merus Labs International Inc.
Mr. Elie Farah
President
(416) 593-3701
efarah@meruslabs.com